Applied Therapeutics, Inc.

545 Fifth Avenue, Suite 1400

New York, New York 10017

April 23, 2024

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	Applied Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-278182)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-3 (File No. 333-278182) (the “Registration Statement”), of Applied Therapeutics, Inc. (the “Company”).

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 p.m. (Eastern time) on Thursday, April 25, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please call Michael J. Schwartz of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3694, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Applied Therapeutics, Inc.

By:	/s/ Shoshana Shendelman
	Name:	Shoshana Shendelman
	Title:	President and Chief Executive Officer
(Principal Executive Officer)